Exhibit 99.7

Bookham Technology plc

6 February 2004

Oxfordshire, UK – 6 February 2004:  Bookham Technology plc announces that on 5 February 2004 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a sale of 560,104 ordinary shares in the Company on 4 February, its subsidiary Morley Fund Management Limited is now interested in 25,614,492 ordinary shares, representing approximately 11.81% of the current issued share capital of the Company, including a material interest in 17,290,379 shares (7.97%).  Aviva has the same interest.